SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Lions Gate Entertainment Corp.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

535919203
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4388

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  535919203

1	NAME OF REPORTING PERSON
High River Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
2,768,831

8	SHARED VOTING POWER
0

9	SOLE DISPOSITIVE POWER
2,768,831

10	SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,768,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.39%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  535919203

1.	NAME OF REPORTING PERSON
Hopper Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,768,831

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,768,831

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,768,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.39%

14	TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  535919203

1.	NAME OF REPORTING PERSON
Barberry Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
2,768,831

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
2,768,831

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,768,831

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.39%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  535919203

1.	NAME OF REPORTING PERSON
Icahn Partners Master Fund LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
4,783,484

8	SHARED VOTING POWER
0

9	SOLE DISPOSITIVE POWER
4,783,484

10	SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,783,484

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.13%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  535919203

1.	NAME OF REPORTING PERSON
Icahn Partners Master Fund II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
1,744,097

8	SHARED VOTING POWER
0

9	SOLE DISPOSITIVE POWER
1,744,097

10	SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,744,097

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.51%

14	TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  535919203

1.          NAME OF REPORTING PERSON
Icahn Partners Master Fund III LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
670,270

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
670,270

10         SHARED DISPOSITIVE POWER
0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
670,270

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.58%

14         TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  535919203

1.          NAME OF REPORTING PERSON
Icahn Offshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
7,197,851

9           SOLE DISPOSITIVE POWER
0

10         SHARED DISPOSITIVE POWER
7,197,851

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,197,851

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.21%

14         TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  535919203

1.          NAME OF REPORTING PERSON
Icahn Partners LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
3,877,469

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
3,877,469

10         SHARED DISPOSITIVE POWER
0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,877,469

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       3.35%

14         TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  535919203

1.          NAME OF REPORTING PERSON
Icahn Onshore LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
3,877,469

9           SOLE DISPOSITIVE POWER
0

10         SHARED DISPOSITIVE POWER
3,877,469

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,877,469

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.35%

14         TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  535919203

1.          NAME OF REPORTING PERSON
Icahn Capital LP

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
11,075,320

9           SOLE DISPOSITIVE POWER
0

10         SHARED DISPOSITIVE POWER
11,075,320

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%

14         TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  535919203

1.          NAME OF REPORTING PERSON
IPH GP LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
11,075,320

9           SOLE DISPOSITIVE POWER
0

10         SHARED DISPOSITIVE POWER
11,075,320

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%

14         TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  535919203

1.          NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
11,075,320

9           SOLE DISPOSITIVE POWER
0

10         SHARED DISPOSITIVE POWER
11,075,320

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%

14         TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.  535919203

1.	NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
11,075,320

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
11,075,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  535919203

1.	NAME OF REPORTING PERSON
Beckton Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
11,075,320

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
11,075,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,075,320

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.56%

14	TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No.  535919203

1	NAME OF REPORTING PERSON
Carl C. Icahn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER
0

8	SHARED VOTING POWER
13,844,151

9	SOLE DISPOSITIVE POWER
0

10	SHARED DISPOSITIVE POWER
13,844,151

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,844,151

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.95%

14	TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on October 20, 2008 (the "Initial 13D") by the Reporting Persons with respect to the shares of Common Stock, no par value (the "Shares"), issued by Lions Gate Entertainment Corp. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Initial 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons hold, in the aggregate, 13,844,151 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was $100,859,130 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of the Shares purchased by the Reporting Persons was obtained through margin borrowing. The Shares purchased by the Reporting Persons are maintained in margin accounts that include positions in securities in addition to Shares. As of the close of business on February 13, 2009 the indebtedness of (i) High River’s margin account was approximately $202,300,935, (ii) Icahn Partners’ margin account was approximately $2,075,101, (iii) Icahn Master’s margin account was approximately $66,587,871, (iv) Icahn Master II’s margin account was approximately $20,057,711, and (v) Icahn Master III’s margin account was approximately $3,501,640.

Item 5.                      Interest in Securities of the Issuer

Item 5 of the Initial 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 13,844,151 Shares, representing approximately 11.95% of the Issuer's outstanding Shares (based upon the 115,829,621 Shares stated to be outstanding as of February 1, 2009 by the Issuer in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on February 9, 2009 for the quarterly period ended December 31, 2008).

(b) High River has sole voting power and sole dispositive power with regard to 2,768,831 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 4,783,484 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master II has sole voting power and sole dispositive power with regard to 1,744,097 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master III has sole voting power and sole dispositive power with regard to 670,270 Shares. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 3,877,469 Shares. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to each of Icahn Master, Icahn Master II and Icahn Master III (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Icahn Master, Icahn Master II and Icahn Master III directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	No. of Shares Purchased	Purchase Price Per Share (U.S.$)
High River	February 12, 2009	147,891	$4.2186
High River	February 13, 2009	61,660	$4.3051
High River	February 17, 2009	112,134	$4.2115

Icahn Partners	February 12, 2009	154,464	$4.2186
Icahn Partners	February 13, 2009	86,348	$4.3051
Icahn Partners	February 17, 2009	157,033	$4.2115

Icahn Master	February 12, 2009	167,899	$4.2186
Icahn Master	February 13, 2009	106,526	$4.3051
Icahn Master	February 17, 2009	193,725	$4.2115

Icahn Master II	February 12, 2009	194,468	$4.2186
Icahn Master II	February 13, 2009	38,839	$4.3051
Icahn Master II	February 17, 2009	70,634	$4.2115

Icahn Master III	February 12, 2009	74,735	$4.2186
Icahn Master III	February 13, 2009	14,927	$4.3051
Icahn Master III	February 17, 2009	27,145	$4.2115

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2009

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
By: Barberry Corp., sole member

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

BARBERRY CORP.

By:	/s/ Edward Mattner
Name:	Edward Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN OFFSHORE LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN PARTNERS LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN ONSHORE LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN CAPITAL LP

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

IPH GP LLC

By:	/s/ Edward E. Mattner
Name:	Edward E. Mattner
Title:	Authorized Signatory

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:	/s/ Dominick Ragone
Name:	Dominick Ragone
Title:	Chief Financial Officer

ICAHN ENTERPRISES G.P. INC.

By:	/s/ Dominick Ragone
Name: Dominick Ragone
Title: Chief Financial Officer

BECKTON CORP.

By:	/s/ Edward E. Mattner
Name: Edward E. Mattner
Title: Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Amendment No. 2 to Schedule 13D – Lions Gate Entertainment Corp.]